SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        MICHIGAN HERITAGE BANCORP, INC.
            (Exact name of registrant as specified in its charter)



                  Michigan                     38-3318018
          (State of incorporation           (I.R.S. Employer
              or organization)             Identification No.)

            21211 Haggerty Road, Novi, Michigan           48375
          (Address of principal executive offices)      (Zip Code)

Securities to be registered pursuant
to Section 12(b) of the Act:    None

Securities to be registered pursuant
to Section 12(g) of the Act:    Common Stock
                              (title of class)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]
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ITEM 1.   Description of Registrant's Securities to be Registered

         The authorized capital stock of Michigan Heritage Bancorp, Inc. (the "Company" or the "Registrant") consists of 4,500,000 shares of common stock (the "Common Stock") and 500,000 shares of preferred stock (the "Preferred Stock"). Pursuant to the Securities Act of 1933, the Company filed a Registration Statement on Form SB-2 (File No. 333-17317), as amended, in order to register 1,150,000 shares of Common Stock. No shares of Preferred Stock have been issued by the Company nor does the Company have any plans or intentions to issue any Preferred Stock.

         Dividend Rights. Subject to any prior rights of any holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

         Voting Rights. Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

         Preemptive Rights. Holders of Common Stock do not have preemptive rights.

         Liquidation Rights. Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

         Classification of the Board of Directors. The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes of directors, each class to be as nearly equal in number as possible, and the Company's Bylaws provide that the number of directors shall be fixed by majority of the Board at no fewer than five nor more than twelve. Pursuant to the Articles of Incorporation, the Company's directors have been divided into three classes. Two Class I directors have been elected for a term expiring at the 1998 annual meeting of shareholders, two Class II directors have been elected for a term expiring at the 1999 annual meeting of shareholders, and two class III directors have been elected for a term expiring at the 2000 annual meeting of shareholders (in each case, until their respective successors are elected and qualified). Subsequent terms of each class of director will be three years.

         Nominations of Director Candidates. The Company's Bylaws include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Bylaws provide certain procedures that must be followed. The shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the Company at least ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

         Certain Shareholder Action. The Company's Articles of Incorporation do not permit shareholder action to be taken by written consent by less than 100% of the total shares entitled to vote. In addition, the Company's
Bylaws do not permit shareholders of the Company to call a special meeting of shareholders or require that the Board call such a special meeting. The Michigan Business Corporation Act ("MBCA") permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

         Increased Shareholder Vote for Alteration, Amendment or Repeal of Article or Bylaw Provisions. The Company's Articles of Incorporation require the affirmative vote of the holders of at least 75% of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions of the Company's Articles of Incorporation or Bylaws.

         Control Share Act. The MBCA regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act").
The Control Share Act is applicable to the Company and its shareholders.
The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

ITEM 2.   Exhibits

Exhibit No.      Description
-----------      -----------
1.1              Restated Articles of Incorporation (previously filed as
                 Exhibit 3.1 to the Registrant's Registration Statement on
                 Form SB-2 (File No. 333-17317) and incorporated herein by reference).

1.2 Bylaws (previously filed as Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (File No. 333-17317) and incorporated herein by reference).

1.3 Standstill Agreement, dated March 18, 1997, between Registrant and certain shareholders (filed herewith).


SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MICHIGAN HERITAGE BANCORP, INC.


                                   By: /s/ ANTHONY S. ALBANESE
                                       Anthony S. Albanese, President

Dated:  April 15, 1997


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                                 EXHIBIT INDEX

1.3 Standstill Agreement, dated March 18, 1997, between Registrant and certain shareholders